Exhibit (k)(2)

StepStone Conversus LLC

128 S Tryon St., Suite 880

Charlotte, NC 28202

As of July 22, 2021

Conversus StepStone Private Markets

128 S Tryon St., Suite 880

Charlotte, NC 28202

Re:	Amended and Restated Expense Limitation and Reimbursement Agreement

Ladies and Gentlemen:

Reference is hereby made to the Expense Limitation and Reimbursement Agreement accepted on July 28, 2020 (the “Prior Agreement”). By accepting this amended and restated Expense Limitation Reimbursement Agreement (the “Agreement”), it is agreed that this Agreement shall amend and restated in its entirety the Prior Agreement.

StepStone Conversus LLC (the “Adviser”) hereby confirms its agreement as follows in respect of Conversus StepStone Private Markets (the “Fund”):

1. Expense Limitation. For the period from the effective date of that certain Investment Advisory Agreement (the “Advisory Agreement”), between the Fund and the Adviser, for a two-year term through September 30, 2022 (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will pay, absorb or reimburse the Fund’s aggregate monthly ordinary operating expenses, excluding certain “Specified Expenses” listed below, borne by the Fund in respect of each Class of Shares during the Limitation Period to an amount set forth on Schedule A, of each Class’s month-end net assets (the “Expense Cap”). For any month in which the Fund’s aggregate monthly ordinary operating expenses, exclusive of the Specified Expenses, in respect of any Class of Shares exceed the Expense Cap applicable to that Class of Shares, the Adviser will reimburse the Fund for expenses to the extent necessary to eliminate such excess. The Advisor may also directly pay expenses on behalf of the Fund and waive reimbursement under this Agreement.

2. Specified Expenses. Each Expense Cap applies only to each Class’s aggregate monthly ordinary operating expenses and excludes Specified Expenses. Specified Expenses not covered by this Agreement include: (i) the management fee; (ii) all fees and expenses of Private Market Assets in which the Fund invests (including the underlying fees of the Private Market Assets); (iii) transactional costs, including legal costs and brokerage commissions, associated with the acquisition and disposition of Private Market Assets and other investments; (iv) interest payments incurred on borrowing by the Fund; (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (vi) distribution and shareholder servicing fees, as applicable; (vii) taxes; and (viii) extraordinary expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for all annual and other meetings of Shareholders.

3. Term. This Agreement will remain in effect throughout the Limitation Period, unless terminated by the Fund’s Board of Trustees upon thirty (30) days written notice to the Adviser. This Agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms of one year. Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period. This Agreement will also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4. Excess Expenses. In consideration of the Adviser’s agreement as provided herein, the Fund agrees to carry forward the amount of fees and expenses in respect of the applicable Class of shares waived, reimbursed or paid by the Adviser (“Excess Expenses”) for a period not to exceed three years from the end of the month in which such fees and expenses were waived, reimbursed or paid by the Adviser, and to reimburse the Adviser in the amount of such Excess Expenses as promptly as possible, on a monthly basis, even if such reimbursement occurs after the termination of the Limitation Period, provided that the waived fees, reimbursed expenses or directly paid expenses in respect of the applicable Class of shares have fallen to a level below the Expense Cap of the Class and the reimbursement amount does not raise the level of waived fees, reimbursed expenses or directly paid expenses in respect of the applicable Class of shares in the month the reimbursement is being made to a level that exceeds the Expense Cap of the Class (or such other Expense Cap as may be in effect at the time). For the avoidance of doubt, if in respect of the applicable Class of Shares, at the end of any fiscal year in which the Fund has reimbursed the Adviser for any Excess Expenses, the Fund’s waived fees, reimbursed expenses or directly paid expenses for such fiscal year exceed the Expense Cap (or such other Expense Cap as may be in effect at the time) of the Class, the Adviser shall promptly pay the Fund an amount equal to the lesser of: (i) the amount by which the Fund’s waived fees, reimbursed expenses or directly paid expenses in respect of the applicable Class of shares for such fiscal year exceed the Expense Cap of the Class (or such other Expense Cap as may be in effect at the time); and (ii) the amount of reimbursements for Excess Expenses in respect of the applicable Class of Shares paid by the Fund to the Adviser in such fiscal year. Any payment by the Adviser to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 4. The Adviser’s obligations under this Section 4 shall survive termination of this Agreement.

5. Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6. Construction and Forum. This Agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. Capitalized terms used, but not defined, herein shall have the meanings provided to such terms in the Fund’s registration statement on Form N-2.

7. Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8. Severability. If any one or more of the covenants, agreements, provisions or texts of this Agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

STEPSTONE CONVERSUS LLC

By:	/s/ Tim Smith
	Name:	Tim Smith
	Title:	COO & CFO

Accepted and Agreed:

CONVERSUS STEPSTONE PRIVATE MARKETS

By:	/s/ Robert W. Long
	Name:	Robert W. Long
	Title:	Chief Executive Officer

SCHEDULE A

Share Class	Expense Cap
Class T	1.00%
Class S	1.00%
Class D	1.00%
Class I	1.00%

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